

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

October 1, 2019

Jacob E. Comer
Cipher Technologies Management LP
600 Steamboat Road
Greenwich, CT 06830

>   Re: **Cipher Technologies Bitcoin Fund**
>   **Registration Statement on Form N-2 (filed May 13, 2019)**
>   **Pre-Effective Amendment No. 1 (filed Sept. 11, 2019)**
>   **File No. 811-23443**

Dear Mr. Comer:

We received your June 14, 2019 letter responding to my May 28, 2019 letter regarding the above-referenced registration statement for a proposed closed-end interval fund ("Cipher"). In addition, we received the pre-effective amendment that Cipher filed on September 11, 2019.

Commission staff carefully reviewed your June 14, 2019 letter and considered your input from our September 27, 2019 in-person meeting, and we disagree with your conclusion that bitcoin is a security. We think that conclusion is incorrect under both the reasoning of *SEC v. Howey* and the framework that the staff applies in analyzing digital assets.[1] Among other things, we do not believe that current purchasers of bitcoin are relying on the essential managerial and entrepreneurial efforts of others to produce a profit. Accordingly, because Cipher intends to invest substantially all of its assets in bitcoin as currently structured, it does not meet the definition of an "investment company" under the Investment Company Act and it has inappropriately filed on Form N-2.

The staff further notes that if bitcoin were a security, as your June 14, 2019 letter asserts, it would then raise substantial other issues. For example, bitcoin would be an unregistered, publicly-offered security, and, among other things, it potentially would render the proposed fund an underwriter of bitcoin.[2]

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[1]   See *SEC v. W.J. Howey*, 328 U.S. 293 (1946); *Framework for 'Investment Contract' Analysis of Digital Assets*, available at https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets.

[2]   *See, e.g.,* Rule 140 under the Securities Act of 1933 (stating, in relevant part, "[a] person, the chief part of whose business consists of the purchase of the securities of one issuer … and the sale

Finally, as stated in the May 28, 2019 letter, Cipher has not satisfactorily addressed significant legal and investor protection issues, particularly with respect to valuation, custody and potential manipulation in the bitcoin market.[3] The staff expects that Cipher, and funds seeking to invest substantially in cryptocurrency-related holdings, would engage with the staff on these fundamental issues prior to submitting and requesting review of proposed disclosure in a registration statement.

Because Cipher has not satisfactorily addressed the issues in the staff's January 2018 letter and, as noted above, because Cipher has inappropriately filed on Form N-2, the staff will not conduct additional review of Cipher in its present form. If Cipher is interested in pursuing alternative investment structures and responding more fully to the issues identified in the staff's January 2018 letter, the staff is available to engage, consistent with the statements in the May 28, 2019 letter.

Sincerely,

/s/ Brent J. Fields

Brent J. Fields
Associate Director
Disclosure Review and Accounting Office

cc: John Loder
Ropes & Gray LLP

Dalia Blass
Director

Sumeera Younis
Branch Chief

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of its own securities … is to be regarded as engaged in the distribution of the securities of such issuer … within the meaning of section 2(11) of the Act" (defining "underwriter")).

[3]   These issues were identified in SEC Staff Letter, *"Engaging on Fund Innovation and Cryptocurrency-related Holdings"* (Jan. 18, 2018) ("January 2018 letter"), available at https://www.sec.gov/investment/fund-innovation-cryptocurrency-related-holdings.